UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APPLIED CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Indiana Square, Suite 2252
(No. and Street)

INDIANAPOLIS	IN	46204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loren Heger 888-580-2588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, SAPPER & MILLER
(Name – *if individual, state last, first, middle name*)

800 EAST 96TH ST., SUITE 500	INDIANAPOLIS	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Loren Heger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APPLIED CAPITAL, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 2/13/18

OFFICIAL SEAL
JAMES GARRETT CRABTREE
NOTARY PUBLIC - INDIANA
JOHNSON COUNTY
My Comm. Expires July 31, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APPLIED CAPITAL, LLC

Financial Statements
For the Fiscal Year End
December 31, 2017
With
Independent Auditor's Report

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Member
Applied Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Applied Capital, LLC as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the relates notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Applied Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Applied Capital, LLC's management. Our responsibility is to express an opinion on Applied Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Applied Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

Katz, Sapper & Miller, LLP
Certified Public Accountants
800 East 96th Street, Suite 500
Indianapolis, IN 46240
Tel 317.580.2000
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Applied Capital, LLC's financial statements. The supplemental information is the responsibility of Applied Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as Applied Capital, LLC's auditor since 2014.

Indianapolis, Indiana
February 26, 2018

APPLIED CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	268,314
Accounts receivable - allowable		502,896
Accounts receivable		89,113
Prepaid expenses and deposits		19,680
Total assets	$	880,003

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	10,983
Commissions payable		552,096
Due to affiliate		9,256
Total liabilities		572,335
Member's equity		307,668
Total liabilities and member's equity	$	880,003

See Accompanying Notes

2

APPLIED CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Mutual fund referral fees	$	8,251,652
Referral fees		2,214,717
Investment banking		1,253,483
Mutual fund 12b-1 trail fees		171,470
Other - reimbursed expenses		109,016
Total revenues		12,000,338
EXPENSES		
Compensation and benefits		11,002,974
Referral fees paid to other broker-dealers		207,947
Licenses and registration		51,981
Professional services		49,073
IT, data and communications		11,168
Occupancy		4,579
Other operating expenses		5,159
Total expenses		11,332,881
NET INCOME	$	667,457

See Accompanying Notes

APPLIED CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Total Member's Equity
Balance at January 1, 2017	$ 127,211
Net income	667,457
Member's distribution	(487,000)
Balance, December 31, 2017	$ 307,668

See Accompanying Notes

APPLIED CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	667,457
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		1,091
Change in prepaid expenses and deposits		84
Change in accounts payable		4,767
Change in commissions payable		(19,484)
Change in deferred revenue		(66,667)
Due to affiliate		9,256
NET CASH PROVIDED BY OPERATING ACTIVITIES		596,504
Member's distributions		(487,000)
NET CASH USED BY FINANCING ACTIVITIES		(487,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		109,504
CASH, BEGINNING OF YEAR		158,810
CASH, END OF YEAR	$	268,314

See Accompanying Notes

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Applied Capital, LLC (the "Company") is an Indiana Limited Liability Company which organized in June of 2012 and was approved to begin operations as a broker-dealer in January of 2014.   The Company is an independent registered broker-dealer and subject to regulation by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and various states. The Company engages in the business of private placements, investment banking, and mutual funds referrals

The Company is a wholly-owned subsidiary of FNEX, LLC ("Parent" or "Member").

Income Taxes: The Company has elected to be a Limited Liability Company taxed as a partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its Parent, and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes.   Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivables and Credit Policies: Accounts receivables, which represents unsecured customer obligations due under normal trade terms generally, requires payment within 30 days. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable. Management believes that all accounts receivable are collectable as of December 31, 2017.

Revenue recognition: Securities transactions are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition, private placement, and other advisory services to clients. Securities transactions from mutual funds are recorded in the period the sales occur and the mutual fund trail fees are recorded in the period the fee is calculated. Referral fees include referring buyers to sellers or vice versa for introduction in private securities transactions. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

Deferred Revenues: Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned.

New Accounting Pronouncement:
In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position and results of operations.

Date of Management's Review: Subsequent events were evaluated through date the financial statements were issued, which is the same date as the auditor's report date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the Company to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change daily. As of December 31, 2017, the Company had net capital and net capital requirements of $198,875 and $38,156, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with FNEX, LLC, the parent company, to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage.

Allocated expenses under the agreement amounted to $125,290 for the year ended December 31, 2017. The balance due to the affiliate on the accompanying statement of financial condition arose from this services agreement.

NOTE 4 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

APPLIED CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

NET CAPITAL:

Total member's equity qualified for net capital	$	307,668
Deduction for non-allowable assets:		
Accounts receivable		89,113
Prepaid expenses and deposits		19,680
Net capital before haircuts		198,875
Less haircuts		-
Net capital		198,875
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		38,156
Excess net capital	$	160,719
Aggregate indebtedness (liabilities less deferred revenue)	$	572,335
Percentage of aggregate indebtedness to net capital		287.79%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2017 and net capital as reported above.

APPLIED CAPITAL, LLC

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

APPLIED
Capital

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 13, 2018

Katz, Sapper & Miller
800 East 96th Street
Suite 500
Indianapolis, IN 46240

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Applied Capital, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Loren Heger

Signed: _____

Name: Loren Heger

Title: CEO

KSM KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm
on the Exemption Report pursuant to SEA Rule 17a-5(g)(2)(ii)

To the Member
Applied Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Applied Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Applied Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Applied Capital, LLC stated that Applied Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Applied Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Applied Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 26, 2018

Katz, Sapper & Miller, LLP
Certified Public Accountants
800 East 96th Street, Suite 500
Indianapolis, IN 46240
Tel 317.580.2000
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.